Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Board of directors and shareholders of
Adecoagro S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principles

As discussed in Note 33 to the consolidated financial statements, the Company changed the manner in which it accounts for investment property and the manner in which it accounts for property, plant and equipment in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina.
March 12, 2019.

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ (Partner)
Jorge Frederico Zabaleta

We have served as the Company’s auditor since 2008.

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 122,381,815 common shares
Outstanding Capital stock: 116,555,699 common shares
Treasury shares: 5,826,116 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2018	2017 (*)	2016 (*)
Sales of goods and services rendered	4	793,239	933,178	869,235
Cost of goods sold and services rendered	5	(609,965)	(766,727)	(678,581)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	16,195	63,220	125,456
Changes in net realizable value of agricultural produce after harvest		(909)	8,852	(5,841)
Margin on manufacturing and agricultural activities before operating expenses		198,560	238,523	310,269
General and administrative expenses	6	(56,080)	(57,299)	(50,750)
Selling expenses	6	(90,215)	(95,399)	(80,673)
Other operating income, net	8	104,232	43,763	5,752
Profit from operations		156,497	129,588	184,598
Finance income	9	8,581	11,744	7,957
Finance costs	9	(271,263)	(131,349)	(165,380)
Other financial results - Net gain of inflation effects on the monetary items	9	81,928	—	—
Financial results, net	9	(180,754)	(119,605)	(157,423)
(Loss) / Profit before income tax		(24,257)	9,983	27,175
Income tax benefit / (expense)	10	1,024	4,992	(12,899)
(Loss) / Profit for the year		(23,233)	14,975	14,276

Attributable to:
Equity holders of the parent		(24,622)	13,198	11,568
Non-controlling interest		1,389	1,777	2,708

(Loss) / Earnings per share from operations attributable to the equity holders of the parent during the year:
Basic earnings per share	11	(0.211)	0.109	0.095
Diluted earnings per share	11	(0.211)	0.108	0.094

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2018	2017 (*)	2016 (*)
(Loss) / Profit for the year	(23,233)	14,975	14,276
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(121,296)	(21,233)	32,859
Cash flow hedge, net of income tax (Note 2)	(32,195)	12,608	100,615
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 10, 12, 33)	405,906	—	—
Other comprehensive income / (loss) for the year	252,415	(8,625)	133,474
Total comprehensive income for the year	229,182	6,350	147,750

Attributable to:
Equity holders of the parent	213,641	6,322	147,376
Non-controlling interest	15,541	28	374

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2018	2017 (*)	2016 (*)
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	1,480,439	831,377	814,867
Investment property	13	40,725	42,342	44,581
Intangible assets, net	14	27,909	17,192	17,252
Biological assets	15	11,270	11,276	8,516
Deferred income tax assets	10	16,191	30,808	25,043
Trade and other receivables, net	18	38,820	22,107	17,412
Other assets		1,184	535	566
Total Non-Current Assets		1,616,538	955,637	928,237
Current Assets
Biological assets	15	94,117	156,718	136,888
Inventories	19	128,102	108,919	111,754
Trade and other receivables, net	18	158,686	150,107	157,528
Derivative financial instruments	17	6,286	4,483	3,398
Other assets		8	30	24
Cash and cash equivalents	20	273,635	269,195	158,568
Total Current Assets		660,834	689,452	568,160
TOTAL ASSETS		2,277,372	1,645,089	1,496,397
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	183,573	183,573	183,573
Share premium	22	900,503	908,934	937,250
Cumulative translation adjustment		(666,037)	(552,604)	(533,120)
Equity-settled compensation		16,191	17,852	17,218
Cash flow hedge	2	(56,884)	(24,691)	(37,299)
Other reserves		32,380	—	—
Treasury shares		(8,741)	(6,967)	(1,859)
Revaluation surplus		383,889	—	—
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574	41,574
Retained earnings		237,188	106,209	92,997
Equity attributable to equity holders of the parent		1,063,636	673,880	700,334
Non-controlling interest		44,509	9,139	11,970
TOTAL SHAREHOLDERS EQUITY		1,108,145	683,019	712,304
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	211	827	1,427
Borrowings	26	718,484	663,060	430,304
Deferred income tax liabilities	10	168,171	10,457	14,689
Payroll and social liabilities	27	1,219	1,240	1,235
Derivatives financial instruments	17	—	—	662
Provisions for other liabilities	28	3,296	4,078	3,299
Total Non-Current Liabilities		891,381	679,662	451,616
Current Liabilities
Trade and other payables	25	106,226	98,423	92,158
Current income tax liabilities		1,398	503	1,387
Payroll and social liabilities	27	25,978	27,267	26,844
Borrowings	26	143,632	154,898	205,092
Derivative financial instruments	17	283	552	6,406
Provisions for other liabilities	28	329	765	590
Total Current Liabilities		277,846	282,408	332,477
TOTAL LIABILITIES		1,169,227	962,070	784,093
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,277,372	1,645,089	1,496,397
(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2016	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	81,265	552,554	11,596	564,150
Loss for the year	—	—	—	—	—	—	—	11,568	11,568	2,708	14,276
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	35,196	—	—	—	—	—	35,196	(2,337)	32,859
Cash flow hedge (*)	—	—	—	—	100,612	—	—	—	100,612	3	100,615
Other comprehensive income for the year	—	—	35,196	—	100,612	—	—	—	135,808	(2,334)	133,474
Total comprehensive income for the year	—	—	35,196	—	100,612	—	—	11,568	147,376	374	147,750

Employee share options (Note 23)
- Exercised	—	438	—	(140)	—	82	—	—	380	—	380
- Forfeited	—	—	—	(164)	—	—	—	164	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	4,796	—	—	—	—	4,796	—	4,796
- Vested	—	3,225	—	(3,905)	—	680	—	—	—	—	—
Purchase of own shares (Note 22)	—	(4,087)	—	—	—	(685)	—	—	(4,772)	—	(4,772)
Balance at December 31, 2016 (**)	183,573	937,250	(533,120)	17,218	(37,299)	(1,859)	41,574	92,997	700,334	11,970	712,304

(*) Net of 49,106 of income tax.

(**) 2016 information has been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2017	183,573	937,250	(533,120)	17,218	(37,299)	(1,859)	41,574	92,997	700,334	11,970	712,304
Profit for the year	—	—	—	—	—	—	—	13,198	13,198	1,777	14,975
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(19,484)	—	—	—	—	—	(19,484)	(1,749)	(21,233)
Cash flow hedge (*)	—	—	—	—	12,608	—	—	—	12,608	—	12,608
Other comprehensive income for the year	—	—	(19,484)	—	12,608	—	—	—	(6,876)	(1,749)	(8,625)
Total comprehensive income for the year	—	—	(19,484)	—	12,608	—	—	13,198	6,322	28	6,350

Employee share options (Note 23):
- Exercised	—	50	—	(21)	—	10	—	—	39	—	39
- Forfeited	—	—	—	(14)	—	—	—	14	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	5,552	—	—	—	—	5,552	—	5,552
- Vested	—	4,149	—	(4,883)	—	734	—	—	—	—	—
Purchase of own shares (Note 22)	—	(32,515)	—	—	—	(5,852)	—	—	(38,367)	—	(38,367)
Dividends	—	—	—	—	—	—	—	—	—	(2,859)	(2,859)
Balance at December 31, 2017 (**)	183,573	908,934	(552,604)	17,852	(24,691)	(6,967)	41,574	106,209	673,880	9,139	683,019

(*) Net of (52,282) of income tax.

(**) 2017 information has been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Revaluation surplus (**)	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2018	183,573	908,934	(552,604)	17,852	(24,691)	—	(6,967)	—	41,574	106,209	673,880	9,139	683,019
Adjustment of opening balance for the application of IAS 29 (Note 33)	—	—	—	—	—	—	—	—	—	187,941	187,941	20,237	208,178
Total equity at the beginning of the financial year	183,573	908,934	(552,604)	17,852	(24,691)	—	(6,967)	—	41,574	294,150	861,821	29,376	891,197
Profit for the year	—	—	—	—	—	—	—	—	—	(24,622)	(24,622)	1,389	(23,233)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(113,433)	—	—	—	—	—	—	—	(113,433)	(7,863)	(121,296)
Cash flow hedge (*)	—	—	—	—	(32,193)	—	—	—	—	—	(32,193)	(2)	(32,195)
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	383,889	—	—	383,889	22,017	405,906
Other comprehensive income for the year	—	—	(113,433)	—	(32,193)	—	—	383,889	—	—	238,263	14,152	252,415
Total comprehensive income for the year	—	—	(113,433)	—	(32,193)	—	—	383,889	—	(24,622)	213,641	15,541	229,182

Reserves for the benefit of government grants (1)	—	—	—	—	—	32,380	—	—	—	(32,380)	—	—	—
Employee share options (Note 23):
- Forfeited	—	—	—	(40)	—	—	—	—	—	40	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	3,899	—	—	—	—	—	—	3,899	—	3,899
- Vested	—	4,775	—	(5,520)	—	—	745	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(13,206)	—	—	—	—	(2,519)	—	—	—	(15,725)	—	(15,725)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(408)	(408)
Balance at December 31, 2018	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145

(*) Net of 11,322 of Income tax.
(**) Net of 139,223 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2018	2017 (*)	2016 (*)
Cash flows from operating activities:
(Loss) / Profit for the year		(23,233)	14,975	14,276
Adjustments for:
Income tax (benefit) / expense	10	(1,024)	(4,992)	12,899
Depreciation	12	153,034	150,071	126,799
Amortization	14	1,220	936	701
Loss from the disposal of other property items	8	95	986	1,255
Gain from the sale of farmland and other assets	8	(36,227)	—	—
Net gain from the Fair value adjustment of Investment properties	13	(13,409)	(4,302)	(14,049)
Equity settled share-based compensation granted	7	4,728	5,552	4,796
(Gain) / Loss from derivative financial instruments and forwards	8, 9	(51,504)	(38,679)	21,745
Interest and other financial expense, net	9	44,347	53,446	44,734
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		30,299	(14,645)	(9,811)
Changes in net realizable value of agricultural produce after harvest (unrealized)		647	(2,371)	90
Provision and allowances		2,126	825	341
Net gain of inflation effects on the monetary items	9	(81,928)	—	—
Foreign exchange losses, net	9	183,195	38,708	19,062
Cash flow hedge – transfer from equity	9	26,693	20,758	85,214
Subtotal		239,059	221,268	308,052
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(65,942)	(9,476)	(30,996)
(Increase) in inventories		(41,531)	(4,089)	(22,301)
Decrease / (Increase) in biological assets		2,958	(18,013)	(23,677)
(Increase) / Decrease in other assets		(777)	2	83
Decrease / (Increase) in derivative financial instruments		50,021	40,910	(17,892)
Increase in trade and other payables		31,148	6,555	39,054
Increase in payroll and social security liabilities		5,876	1,953	3,052
(Decrease) / Increase in provisions for other liabilities		(430)	855	1,175
Net cash generated from operating activities before taxes paid		220,382	239,965	256,550
Income tax paid		(1,869)	(2,860)	(1,149)
Net cash generated from operating activities	(a)	218,513	237,105	255,401

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2018	2017 (*)	2016 (*)
Cash flows from investing activities:
Purchases of property, plant and equipment	12	(207,069)	(198,550)	(132,392)
Purchase of cattle and non current biological assets	15	(5,706)	(1,694)	(1,713)
Purchases of intangible assets	14	(3,321)	(2,141)	(1,218)
Interest received	9	7,915	11,230	7,671
Proceeds from disposal of other property items		1,748	2,820	2,215
Proceeds from disposal of subsidiaries	21	31,511	—	3,423
Net cash used in investing activities	(b)	(174,922)	(188,335)	(122,014)

Cash flows from financing activities:
Issuance of senior notes	26	—	495,678	—
Proceeds from long-term borrowings	26	45,536	232,433	167,385
Payments of long-term borrowings	26	(124,349)	(602,700)	(277,913)
Proceeds from short-term borrowings	26	318,108	106,730	257,395
Payments of short-term borrowings	26	(190,630)	(64,787)	(272,033)
Interest paid		(50,021)	(41,612)	(48,400)
Prepayment related expenses		—	(6,080)	—
Proceeds from equity settled shared-based compensation exercised		—	39	380
Payment of derivatives financial instruments		(2,578)	(9,476)	(3,724)
Purchase of own shares		(15,725)	(38,367)	(4,772)
Dividends paid to non-controlling interest		(1,195)	(1,664)	—
Net cash (used) / generated from financing activities	(c)	(20,854)	70,194	(181,682)
Net increase / (decrease) in cash and cash equivalents		22,737	118,964	(48,295)
Cash and cash equivalents at beginning of year	20	269,195	158,568	198,894
Effect of exchange rate changes and inflation on cash and cash equivalents	(d)	(18,297)	(8,337)	7,969
Cash and cash equivalents at end of year	20	273,635	269,195	158,568

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

(a) Includes 7,598 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(b) Includes 4,122 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(c) Includes (8,231) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(d) Includes (3,489) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries

Non-cash investing and financing transactions disclosed in other notes are the seller financing of Subsidiaries in Note 21.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these consolidated financial statements.

Adecoagro is a Public Company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These consolidated financial statements have been approved for issue by the Board of Directors on March 12, 2019.

2.	Financial risk management

Risk management principles and processes

The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate management of risk.

The principal financial risks are related to raw material price, end-product price, exchange rate, interest rate, liquidity and credit. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. These risks do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in US dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group may transact in currencies other than the respective functional currencies, mainly the US dollars. As such, these subsidiaries may hold US dollar denominated monetary balances at each year-end as indicated in the tables below.

The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following tables show the net monetary position of the respective subsidiaries within the Group categorized by functional currency. Non-US dollar amounts are presented in US dollars for purpose of these tables.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2018
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(21,757)	—	—	—	(21,757)
Brazilian Reais	—	35,884	—	—	35,884
US Dollar	(260,372)	(480,501)	24,512	115,681	(600,680)
Uruguayan Peso	—	—	(909)	—	(909)
Total	(282,129)	(444,617)	23,603	115,681	(587,462)

	2017
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(21,958)	—	—	—	(21,958)
Brazilian Reais	—	(17,134)	—	—	(17,134)
US Dollar	(204,446)	(461,966)	20,451	124,125	(521,836)
Uruguayan Peso	—	—	(1,101)	—	(1,101)
Total	(226,404)	(479,100)	19,350	124,125	(562,029)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/depreciation of the US dollar against the respective functional currencies for the years ended December 31, 2018 and 2017 would have decreased/increased the Group’s Profit before income tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2018	US Dollar	(26,037)	(48,050)	2,451	(71,636)
2017	US Dollar	(20,445)	(46,197)	2,045	(64,597)

The tables above only consider the effect of a hypothetical appreciation / depreciation of the US dollars on the Group’s net financial position. A hypothetical appreciation / depreciation of the US dollar against the functional currencies of the Group’s subsidiaries has historically had a positive / negative effect, respectively, on the fair value of the Group’s biological assets and the end prices of the Group’s agriculture produce, both of which are generally linked to the US dollar.

Hedge Accounting Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ US dollar foreign currency risks related to operations in Brazil and Argentine Peso/US Dollar in Argentina,

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

respectively. As of December 31, 2018 and 2017, approximately 19.5% and 24.6%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

The Group has prepared formal documentation in order to support the designation above, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Under cash flow hedge accounting, effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the periods when the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

The Company expects that the cash flows will occur and affect profit or loss between 2019 and 2023.

For the year ended December 31, 2018, a total amount before income tax of US$ 75,822 gain (US$ 530 gain in 2017) was recognized in other comprehensive income and an amount of US$ 26,693 loss (US$ 20,758 loss in 2017) was reclassified from equity to profit or loss within “Financial results, net”.

•	Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

•	End-product price risk

Prices for commodities products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group combines different actions to minimize price risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops and sugar future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the statement of income.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any material losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

•	Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, and that borrowing facilities are not available to meet cash requirements. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

committed credit facilities and the ability to close out market positions. The Group's ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long-term financial facilities. During 2017 the Company issued a 10 years Note, which improved the maturity of the borrowings (see Note 26).

As of December 31, 2018, cash and cash equivalents of the Group totaled U$S 273.6 million, which could be used for managing liquidity risk.

The tables below analyzes the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

At December 31, 2018	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	95,956	6	18	187	96,167
Borrowings	190,671	74,478	286,557	636,836	1,188,542
Derivative financial instruments	258	25	—	—	283
Total	286,885	74,509	286,575	637,023	1,284,992

At December 31, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	85,239	557	49	221	86,066
Borrowings	197,975	96,867	56,486	797,226	1,148,554
Derivative financial instruments	552	—	—	—	552
Total	283,766	97,424	56,535	797,447	1,235,172

•	Interest rate risk

The Group’s interest rate risk arises from long-term borrowings at floating rates, which expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's borrowings is set out in Note 26.

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases). These analyses are performed after giving effect to interest rate swaps.

The analysis for the year ended December 31, 2018 and 2017 is as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2018
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	2,320	—	—	—	2,320
Brazilian Reais	—	62,939	—	—	62,939
US Dollar	49,218	87,722	16,510	504,368	657,818
Subtotal fixed-rate borrowings	51,538	150,661	16,510	504,368	723,077
Variable rate:
Brazilian Reais	—	19,329	—	—	19,329
US Dollar	111,453	7,662	—	—	119,115
Subtotal variable-rate borrowings	111,453	26,991	—	—	138,444
Total borrowings as per analysis	162,991	177,652	16,510	504,368	861,521
Finance leases	595	—	—	—	595
Total borrowings as per statement of financial position	163,586	177,652	16,510	504,368	862,116

	2017
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	6,448	—	—	—	6,448
Brazilian Reais	—	96,951	—	—	96,951
US Dollar	68,963	34,675	10,010	504,004	617,652
Subtotal fixed-rate borrowings	75,411	131,626	10,010	504,004	721,051
Variable rate:
Brazilian Reais	—	27,668	—	—	27,668
US Dollar	49,599	19,535	—	—	69,134
Subtotal variable-rate borrowings	49,599	47,203	—	—	96,802
Total borrowings as per analysis	125,010	178,829	10,010	504,004	817,853
Finance leases	105	—	—	—	105
Total borrowings as per statement of financial position	125,115	178,829	10,010	504,004	817,958

For the years ended December 31, 2018 and 2017, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2018
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Variable rate:
Brazilian Reais	—	(193)	—	—	(193)
US Dollar	(1,115)	(77)	—	—	(1,192)
Total effects on profit before income tax	(1,115)	(270)	—	—	(1,385)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2017
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	US Dollar	Total
Variable rate:
Brazilian Reais	—	(277)	—	—	(277)
US Dollar	(496)	(195)	—	—	(691)
Total effects on profit before income tax	(496)	(472)	—	—	(968)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

•	Credit risk

The Group’s exposures to credit risk arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group.

The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group sells to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2018 and 2017, more than 87% and 97%, respectively, of the Group’s sales of crops were sold to 49 and 111 well-known customers (both multinational and local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 54 and 7 customers, which represented 100% and 100% of total sales of ethanol for the years ended December 31, 2018 and 2017, respectively. Approximately 99% and 87% of the Group’s sales of sugar were concentrated in 19 and 24 well-known traders for the years ended December 31, 2018 and 2017, respectively. The remaining 1% and 13%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2018 and 2017, energy sales are 97% and 99% concentrated in 29 major customers. In the dairy segment, 92% and 100% of the sales were concentrated in 21 and 29 well-known customers in 2018 and 2017, respectively.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 18 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 18.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2018 and 2017, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2018 and 2017, 5 and 4 banks (primarily JP Morgan, HSBC, Banco Safra, Banco do Brasil and Banco Bradesco) accounted for more than 78% and 78%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2018, the Group invested in fixed-term bank deposits with mainly one bank (HSBC) and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty's relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty's obligations exceed the obligations with that counterparty.

The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well-rated brokers. Management does not expect any counterparty to fail to meet its obligations.

•	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or by own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2018, the strategy was to maintain the gearing ratio within 0.40 to 0.60, as follows:

	2018	2017 (*)
Total debt	862,116	817,958
Total equity	1,108,147	683,019
Total capital	1,970,263	1,500,977
Gearing ratio	0.44	0.54

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

•	Derivative financial instruments

As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of this strategy, the Group may enter into derivatives of (i) interest rate to manage the composition of floating and fixed rate debt; (ii) currency to manage exchange rate risk, and (iii) crop (future contracts and put and call options) to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than BBB+. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪	Futures/ options

As of December 31, 2018:

	2018
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	(97)	(14,791)	(209)	(209)
Soybean	25	8,089	527	177
Wheat	(14)	(2,483)	(11)	(85)
Sugar	208,837	64,753	5,483	12,765
Options:
Buy put
Sugar	6,326	128	267	393
Sell call
Sugar	1,118	132	(25)	(156)
Total	216,195	55,828	6,032	12,885

As of December 31, 2017:

	2017
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	(33)	(3,198)	48	361
Soybean	83	19,195	670	(765)
Wheat	(45)	(7,083)	(38)	(38)
Sugar	343,874	121,072	3,231	3,808
Options:
Sell put
Sugar	3,572	83	54	(30)
Total	347,451	130,069	3,965	3,336
(*) Included in the line item “(Loss) / Gain from commodity derivative financial instruments” of Note 8.
(**) All quantities expressed in tons and m3.
Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪	Foreign currency floating-to-fixed interest rate swap

In July 2016 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 90 million loan with Bradesco. The loan bears interest at a variable rate of CDI (an interbanking floating interest rate in USD) plus 2.1% per year. At same moment and with same bank, the Company entered into a swap operation, which intention was to effectively convert the  principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in US$, plus a fixed rate of 6,55%. The swap expired on Sep 2017. As of expiration date, the group recognized a gain of US$ 3 included whitin "Financial Results, net.”

▪	Currency forward

 During the year ended on December 31, 2018, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 4.9 million. The currency forward contracts maturity date is January 2019. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.1 million in 2018.
During 2017 the Group did not entered into any currency forward contract in Brazil. During the year ended December 31, 2016 the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the US Dollar for a total aggregate amount of US$ 57.2 million. The currency forward contracts entered in 2016 had maturity dates ranging between March 2016 and April 2017. These contracts resulted in a recognition of a loss of US$ 2.0 million and US$ 5.0 million in 2018 and 2017, respectively.

During the year ended on December 31, 2017, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 10.5 million. The currency forward contracts maturity date is March 2017. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.1 million in 2017.

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

▪	Euro-bob price swap

As Petrobras (the Brazilian oil state company) started to track the movements of the international gasoline to set its domestic prices in 2017, the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a swap operation in March 2018, which intention was to mitigate the effects of the gasoline volatility in the ethanol prices sold by the company. The swaps expired according to the due dates and as of December 31, 2018 all the swaps positions were already liquidated. The Group recorded a loss of US$ 1.6 million.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Company’s ‘Farming’ is further comprised of five reportable segments:

•The Company’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•The Company’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice.

•The Company’s ‘Dairy’ Segment consists of the production and sale of raw milk and other dairy products.

•The Company’s ‘All Other Segments’ consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure, namely, Coffee and Cattle.

•The Company’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Company’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018. (Please see Note 33 - Basis of preparation and presentations).

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into US dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the US dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The following tables show a reconciliation of each reportable segment as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	164,538	(9,120)	155,418	100,013	(4,610)	95,403	33,201	(3,491)	29,710
Cost of goods and services rendered	(165,988)	9,052	(156,936)	(75,739)	766	(74,973)	(31,488)	3,361	(28,127)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	(7,755)	28,667	8,967	(4,842)	4,125	7,295	(1,840)	5,455
Gain from changes in net realizable value of agricultural produce after harvest	2,704	(3,613)	(909)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,676	(11,436)	26,240	33,241	(8,686)	24,555	9,008	(1,970)	7,038
General and administrative expenses	(4,239)	37	(4,202)	(5,070)	(869)	(5,939)	(2,034)	(246)	(2,280)
Selling expenses	(5,921)	474	(5,447)	(15,465)	1,375	(14,090)	(983)	41	(942)
Other operating income, net	5,422	1,741	7,163	275	(58)	217	(1,055)	58	(997)
Profit from Operations Before Financing and Taxation	32,938	(9,184)	23,754	12,981	(8,238)	4,743	4,936	(2,117)	2,819

Depreciation and amortization	(1,697)	(329)	(2,026)	(5,846)	5,840	(6)	(2,253)	(280)	(2,533)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,919	(149)	1,770	—	—	—	810,609	(17,370)	793,239
Cost of goods and services rendered	(1,412)	99	(1,313)	—	—	—	(623,243)	13,278	(609,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	(806)	(393)	(1,199)	—	—	—	31,025	(14,830)	16,195
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	2,704	(3,613)	(909)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(299)	(443)	(742)	—	—	—	221,095	(22,535)	198,560
General and administrative expenses	(155)	(9)	(164)	(19,626)	1,433	(18,193)	(56,426)	346	(56,080)
Selling expenses	(165)	16	(149)	(178)	33	(145)	(92,154)	1,939	(90,215)
Other operating income, net	10,668	2,728	13,396	(167)	36	(131)	99,727	4,505	104,232
Profit from Operations Before Financing and Taxation	10,049	2,292	12,341	(19,971)	1,502	(18,469)	172,242	(15,745)	156,497

Depreciation and amortization	(171)	(6)	(177)	—	—	—	(153,169)	(1,085)	(154,254)
Net gain from Fair value adjustment of Investment property	10,680	2,729	13,409	—	—	—	10,680	2,729	13,409

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciliated due to the lack of differences.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

Segment analysis for the year ended December 31, 2018

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	164,538	100,013	33,201	1,919	299,671	510,938	—	—	810,609
Cost of goods sold and services rendered	(165,988)	(75,739)	(31,488)	(1,412)	(274,627)	(348,616)	—	—	(623,243)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	8,967	7,295	(806)	51,878	(20,853)	—	—	31,025
Changes in net realizable value of agricultural produce after harvest	2,704	—	—	—	2,704	—	—	—	2,704
Margin on manufacturing and agricultural activities before operating expenses	37,676	33,241	9,008	(299)	79,626	141,469	—	—	221,095
General and administrative expenses	(4,239)	(5,070)	(2,034)	(155)	(11,498)	(25,302)	—	(19,626)	(56,426)
Selling expenses	(5,921)	(15,465)	(983)	(165)	(22,534)	(69,442)	—	(178)	(92,154)
Other operating income, net	5,422	275	(1,055)	10,668	15,310	48,357	36,227	(167)	99,727
Profit / (loss) from operations before financing and taxation	32,938	12,981	4,936	10,049	60,904	95,082	36,227	(19,971)	172,242

Depreciation and amortization	(1,697)	(5,846)	(2,253)	(171)	(9,967)	(143,202)	—	—	(153,169)
Net gain from Fair value adjustment of Investment property	—	—	—	10,680	10,680	—	—	—	10,680
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	8,205	(181)	(599)	102	7,527	(37,808)	—	—	(30,281)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	28,217	9,148	7,894	(908)	44,351	16,955	—	—	61,306
Changes in net realizable value of agricultural produce after harvest (unrealized)	(647)	—	—	—	(647)	—	—	—	(647)
Changes in net realizable value of agricultural produce after harvest (realized)	3,351	—	—	—	3,351	—	—	—	3,351

Farmlands and farmland improvements, net	547,842	173,481	727	22,891	744,941	51,567	—	—	796,508
Machinery, equipment and other fixed assets, net	5,049	23,135	32,821	459	61,464	338,607	—	—	400,071
Bearer plants, net	427	—	—	—	427	232,529	—	—	232,956
Work in progress	8,690	5,214	14,317	18	28,239	22,665	—	—	50,904
Investment property	—	—	—	40,725	40,725	—	—	—	40,725
Goodwill	9,463	4,142	—	2,110	15,715	5,635	—	—	21,350
Biological assets	27,347	17,173	10,298	3,094	57,912	47,475	—	—	105,387
Finished goods	29,144	9,507	1,170	—	39,821	39,937	—	—	79,758
Raw materials, stocks held by third parties and others	15,834	7,394	2,217	121	25,566	22,778	—	—	48,344
Total segment assets	643,796	240,046	61,550	69,418	1,014,810	761,193	—	—	1,776,003
Borrowings	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116
Total segment liabilities	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2017

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	197,222	86,478	37,523	1,336	322,559	610,619	—	—	933,178
Cost of goods sold and services rendered	(196,302)	(71,087)	(36,979)	(853)	(305,221)	(461,506)	—	—	(766,727)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,158	10,236	11,769	267	39,430	23,790	—	—	63,220
Changes in net realizable value of agricultural produce after harvest	8,852	—	—	—	8,852	—	—	—	8,852
Margin on manufacturing and agricultural activities before operating expenses	26,930	25,627	12,313	750	65,620	172,903	—	—	238,523
General and administrative expenses	(2,981)	(4,699)	(1,058)	(174)	(8,912)	(26,806)	—	(21,581)	(57,299)
Selling expenses	(7,501)	(13,324)	(711)	(156)	(21,692)	(73,664)	—	(43)	(95,399)
Other operating income, net	7,719	724	662	4,279	13,384	30,419	—	(40)	43,763
Profit / (loss) from operations before financing and taxation	24,167	8,328	11,206	4,699	48,400	102,852	—	(21,664)	129,588

Depreciation and amortization	(1,511)	(3,851)	(1,037)	(159)	(6,558)	(144,449)	—	—	(151,007)
Net gain from Fair value adjustment of Investment property	—	—	—	4,302	4,302	—	—	—	4,302
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	4,366	5,346	1,849	159	11,720	2,925	—	—	14,645
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	12,792	4,890	9,920	108	27,710	20,865	—	—	48,575
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,371	—	—	—	2,371	—	—	—	2,371
Changes in net realizable value of agricultural produce after harvest (realized)	6,481	—	—	—	6,481	—	—	—	6,481

Farmlands and farmland improvements, net	70,126	13,688	248	9,346	93,408	26,342	—	—	119,750
Machinery, equipment and other fixed assets, net	21,365	18,851	12,175	341	52,732	390,350	—	—	443,082
Bearer plants, net	252	—	—	1,832	2,084	236,826	—	—	238,910
Work in progress	714	1,940	5,659	—	8,313	21,322	—	—	29,635
Investment property	—	—	—	42,342	42,342	—	—	—	42,342
Goodwill	3,221	1,480	—	1,110	5,811	6,601	—	—	12,412
Biological assets	31,745	29,717	9,338	4,016	74,816	93,178	—	—	167,994
Finished goods	21,146	8,476	—	—	29,622	32,266	—	—	61,888
Raw materials,Stocks held by third parties and others	17,958	9,927	1,726	364	29,975	17,056	—	—	47,031
Total segment assets	166,527	84,079	29,146	59,351	339,103	823,941	—	—	1,163,044
Borrowings	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958
Total segment liabilities	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2016

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	142,124	96,562	32,897	960	272,543	596,692	—	—	869,235
Cost of goods sold and services rendered	(141,731)	(83,574)	(32,571)	(212)	(258,088)	(420,493)	—	—	(678,581)
Initial recognition and changes in fair value of biological assets and agricultural produce	48,790	10,498	5,476	(13)	64,751	60,705	—	—	125,456
Changes in net realizable value of agricultural produce after harvest	(5,841)	—	—	—	(5,841)	—	—	—	(5,841)
Margin on manufacturing and agricultural activities before operating expenses	43,342	23,486	5,802	735	73,365	236,904	—	—	310,269
General and administrative expenses	(2,770)	(3,373)	(983)	(290)	(7,416)	(22,648)	—	(20,686)	(50,750)
Selling expenses	(5,692)	(11,583)	(752)	(49)	(18,076)	(62,518)	—	(79)	(80,673)
Other operating income, net	(8,787)	402	686	22,546	14,847	(8,903)	—	(192)	5,752
Profit / (loss) from operations before financing and taxation	26,093	8,932	4,753	22,942	62,720	142,835	—	(20,957)	184,598

Depreciation and amortization	(1,369)	(2,766)	(964)	(192)	(5,291)	(122,209)	—	—	(127,500)
Net gain from Fair value adjustment of Investment property	—	—	—	14,049	14,049	—	—	—	14,049
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	5,790	2,316	1,319	107	9,532	279	—	—	9,811
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	43,000	8,182	4,157	(120)	55,219	60,426	—	—	115,645
Changes in net realizable value of agricultural produce after harvest (unrealized)	(90)	—	—	—	(90)	—	—	—	(90)
Changes in net realizable value of agricultural produce after harvest (realized)	(5,751)	—	—	—	(5,751)	—	—	—	(5,751)

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2018	2017
Total reportable assets as per segment information	1,776,003	1,163,044
Intangible assets (excluding goodwill)	6,559	4,780
Deferred income tax assets	16,191	30,808
Trade and other receivables	197,506	172,214
Other assets	1,192	565
Derivative financial instruments	6,286	4,483
Cash and cash equivalents	273,635	269,195
Total assets as per the statement of financial position	2,277,372	1,645,089

	2018	2017
Total reportable liabilities as per segment information	862,116	817,958
Trade and other payables	106,437	99,250
Deferred income tax liabilities	168,171	10,457
Payroll and social liabilities	27,197	28,507
Provisions for other liabilities	3,625	4,843
Current income tax liabilities	1,398	503
Derivative financial instruments	283	552
Total liabilities as per the statement of financial position	1,169,227	962,070

Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay.

As of and for the year ended December 31, 2018:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	811,890	656,586	11,963	1,480,439
Investment property	40,725	—	—	40,725
Goodwill	15,081	6,269	—	21,350
Non-current portion of biological assets	11,270	—	—	11,270

Sales of goods and services rendered	207,480	496,966	106,163	810,609
Initial recognition and changes in fair value of biological assets and agricultural produce	45,985	(13,541)	(1,419)	31,025
Changes in net realizable value of agricultural produce after harvest	1,148	1,436	120	2,704

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

As of and for the year ended December 31, 2017:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	113,758	710,523	7,096	831,377
Investment property	42,342	—	—	42,342
Goodwill	5,095	7,317	—	12,412
Non-current portion of biological assets	11,276	—	—	11,276

Sales of goods and services rendered	214,888	545,859	172,431	933,178
Initial recognition and changes in fair value of biological assets and agricultural produce	36,341	26,326	553	63,220
Changes in net realizable value of agricultural produce after harvest	5,705	1,346	1,801	8,852

As of and for the year ended December 31, 2016:

	Argentina	Brazil	Uruguay	Total
Sales of goods and services rendered	164,264	432,468	272,503	869,235
Initial recognition and changes in fair value of biological assets and agricultural produce	62,970	62,556	(70)	125,456
Loss from changes in net realizable value of agricultural produce after harvest	(4,491)	(958)	(392)	(5,841)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Sales

	2018	2017	2016
Manufactured products and services rendered:
Rice	92,560	83,849	94,331
Ethanol	324,661	241,650	211,451
Sugar	128,377	305,688	330,895
Soybean oil and meal	14,059	6,119	—
Energy	57,797	62,218	53,995
Powder milk	8,646	2,713	4,816
Services	487	1,144	1,160
Operating Leases	643	771	984
Others	7,826	5,273	1,423
	635,056	709,425	699,055
Agricultural produce and biological assets:
Soybean	66,471	79,408	63,797
Cattle for dairy	2,891	3,380	3,059
Corn	33,106	82,482	48,502
Cotton	—	420	1,434
Milk	19,267	31,656	24,561
Wheat	30,091	14,835	16,951
Peanut	1,752	3,648	1,703
Sunflower	1,314	3,163	7,275
Rice	216	—	950
Barley	1,203	1,888	1,240
Seeds	461	727	625
Others	1,411	2,146	83
	158,183	223,753	170,180
Total sales	793,239	933,178	869,235

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met; those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 68.1 million as of December 31, 2018 (2017: US$ 63.3 million; 2016: US$ 111.8 million) comprised primarily of 11,498 thousand tons of sugar (US$ 2.7 million), 12,822 thousand m3 of ethanol (US$ 6.7 million), 636,647 thousand mwh of energy (US$ 40.3 million), 14,279 thousand tons of soybean (U$S 3.6 million), 26,273 thousand tons of wheat (US$ 5.3 million), and 53,927 thousand tons of corn (US$ 8.5 million) which expire between February 2019 and December 2019.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered

As of December 31, 2018:

	2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018 (Note 19)	21,146	8,476	—	—	32,266	61,888
Adjustment of opening net book amount for the application of IAS 29	42	1,354	—	—	—	1,396
Cost of production of manufactured products (Note 6)	17,930	61,600	7,546	36	349,495	436,607
Purchases	63,533	15,540	872	—	43,531	123,476
Agricultural produce	104,941	—	20,879	1,277	—	127,097
Transfer to raw material	(24,375)	—	—	—	—	(24,375)
Direct agricultural selling expenses	12,629	—	—	—	—	12,629
Tax recoveries (i)	—	—	—	—	(32,380)	(32,380)
Changes in net realizable value of agricultural produce after harvest	(909)	—	—	—	—	(909)
Finished goods at the end of December 31, 2018 (Note 19)	(29,144)	(9,507)	(1,170)	—	(39,937)	(79,758)
Exchange differences	(8,857)	(2,490)	—	—	(4,359)	(15,706)
Cost of goods sold and services rendered, and direct agricultural selling expenses	156,936	74,973	28,127	1,313	348,616	609,965

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of December 31, 2017:

	2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017	13,117	5,473	—	—	49,601	68,191
Cost of production of manufactured products (Note 6)	5,565	68,969	—	237	378,864	453,635
Purchases	82,842	7,779	2,410	—	93,106	186,137
Agricultural produce	102,734	—	34,569	616	1,015	138,934
Transfer to raw material	(12,998)	(1,354)	—	—	—	(14,352)
Direct agricultural selling expenses	22,940	—	—	—	—	22,940
Tax recoveries (i)	—	—	—	—	(28,478)	(28,478)
Changes in net realizable value of agricultural produce after harvest	8,852	—	—	—	—	8,852
Finished goods at the end of December 31, 2017 (Note 19)	(21,146)	(8,476)	—	—	(32,266)	(61,888)
Exchange differences	(5,604)	(1,304)	—	—	(336)	(7,244)
Cost of goods sold and services rendered, and direct agricultural selling expenses	196,302	71,087	36,979	853	461,506	766,727

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered (continued)

As of December 31, 2016:

	2016
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2016	16,034	6,904	55	—	24,631	47,624
Cost of production of manufactured products (Note 6)	478	61,254	371	206	376,791	439,100
Purchases	25,954	22,303	4,414	—	89,745	142,416
Agricultural produce	110,252	—	27,628	—	—	137,880
Transfer to raw material	(8,603)	—	—	—	—	(8,603)
Direct agricultural selling expenses	—	—	—	—	(24,156)	(24,156)
Tax recoveries (i)	19,077	—	—	—	—	19,077
Changes in net realizable value of agricultural produce after harvest	(5,841)	—	—	—	—	(5,841)
Finished goods at the end of December 31, 2016	(13,117)	(5,473)	—	—	(49,601)	(68,191)
Exchange differences	(2,503)	(1,414)	103	6	3,083	(725)
Cost of goods sold and services rendered, and direct agricultural selling expenses	141,731	83,574	32,571	212	420,493	678,581

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature

The Group presents the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of goods sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2018:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	5,055	115	36	46,106	51,312	29,245	5,908	86,465
Raw materials and consumables	733	4,391	282	—	10,122	15,528	—	—	15,528
Depreciation and amortization	—	1,764	118	—	115,253	117,135	9,667	767	127,569
Fuel, lubricants and others	—	117	—	—	26,267	26,384	614	192	27,190
Maintenance and repairs	—	1,452	30	—	19,715	21,197	1,573	365	23,135
Freights	47	2,519	436	—	685	3,687	—	24,700	28,387
Export taxes / selling taxes	—	—	—	—	—	—	—	42,074	42,074
Export expenses	—	—	—	—	—	—	—	2,774	2,774
Contractors and services	2,885	254	1,279	—	7,901	12,319	—	—	12,319
Energy transmission	—	—	—	—	—	—	—	2,689	2,689
Energy power	—	1,239	138	—	1,340	2,717	145	57	2,919
Professional fees	—	52	—	—	484	536	7,781	556	8,873
Other taxes	—	71	—	—	1,841	1,912	1,309	10	3,231
Contingencies	—	—	—	—	—	—	1,345	—	1,345
Lease expense and similar arrangements	—	276	3	—	—	279	1,077	53	1,409
Third parties raw materials	—	2,913	—	—	13,154	16,067	—	—	16,067
Others	3	1,697	223	—	5,067	6,990	3,324	10,070	20,384
Subtotal	3,668	21,800	2,624	36	247,935	276,063	56,080	90,215	422,358
Own agricultural produce consumed	14,262	39,800	4,922	—	101,560	160,544	—	—	160,544
Total	17,930	61,600	7,546	36	349,495	436,607	56,080	90,215	582,902

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2017:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	7,115	—	229	50,243	57,587	33,969	6,724	98,280
Raw materials and consumables	695	3,579	—	—	9,343	13,617	—	—	13,617
Depreciation and amortization	—	836	—	8	119,427	120,271	6,162	778	127,211
Fuel, lubricants and others	—	109	—	—	25,272	25,381	454	242	26,077
Maintenance and repairs	—	1,750	—	—	17,005	18,755	1,189	469	20,413
Freights	—	6,074	—	—	572	6,646	—	33,682	40,328
Export taxes / selling taxes	—	—	—	—	—	—	—	36,808	36,808
Export expenses	—	—	—	—	—	—	—	3,511	3,511
Contractors and services	1,054	—	—	—	6,191	7,245	—	—	7,245
Energy transmission	—	—	—	—	—	—	—	3,312	3,312
Energy power	—	1,342	—	—	1,525	2,867	190	53	3,110
Professional fees	—	51	—	—	352	403	7,519	1,633	9,555
Other taxes	—	93	—	—	1,978	2,071	845	5	2,921
Contingencies	—	—	—	—	—	—	2,174	—	2,174
Lease expense and similar arrangements	—	269	—	—	—	269	1,334	56	1,659
Third parties raw materials	—	6,808	—	—	34,161	40,969	—	—	40,969
Others	6	955	—	—	4,261	5,222	3,463	8,126	16,811
Subtotal	1,755	28,981	—	237	270,330	301,303	57,299	95,399	454,001
Own agricultural produce consumed	3,810	39,988	—	—	108,534	152,332	—	—	152,332
Total	5,565	68,969	—	237	378,864	453,635	57,299	95,399	606,333

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2016:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	—	5,590	—	206	54,225	60,021	30,935	5,358	96,314
Raw materials and consumables	468	3,927	—	—	7,025	11,420	—	—	11,420
Depreciation and amortization	—	856	—	—	102,620	103,476	5,006	695	109,177
Fuel, lubricants and others	—	86	—	—	26,307	26,393	450	368	27,211
Maintenance and repairs	—	1,408	—	—	21,641	23,049	931	390	24,370
Freights	—	4,901	14	—	330	5,245	—	29,976	35,221
Export taxes / selling taxes	—	—	—	—	—	—	—	29,375	29,375
Export expenses	—	—	—	—	—	—	—	3,649	3,649
Contractors and services	10	—	39	—	4,374	4,423	—	—	4,423
Energy transmission	—	—	—	—	—	—	—	2,890	2,890
Energy power	—	913	—	—	1,007	1,920	795	211	2,926
Professional fees	—	90	—	—	387	477	5,495	1,105	7,077
Other taxes	—	58	—	—	2,012	2,070	653	8	2,731
Contingencies	—	—	—	—	—	—	1,835	—	1,835
Lease expense and similar arrangements	—	145	—	—	—	145	1,185	51	1,381
Third parties raw materials	—	3,001	—	—	26,552	29,553	—	—	29,553
Tax recoveries	—	—	—	—	(11,527)	(11,527)	—	—	(11,527)
Others	—	1,344	—	—	4,428	5,772	3,465	6,597	15,834
Subtotal	478	22,319	53	206	239,381	262,437	50,750	80,673	393,860
Own agricultural produce consumed	—	38,935	318	—	137,410	176,663	—	—	176,663
Total	478	61,254	371	206	376,791	439,100	50,750	80,673	570,523

7.	Salaries and social security expenses

	2018	2017	2016
Wages and salaries (i)	105,931	132,025	117,423
Social security costs	29,865	30,558	28,849
Equity-settled share-based compensation	4,728	5,552	4,796
	140,524	168,135	151,068

(i)	Includes US$ 32,636, US$ 41,172 and US$ 28,475, capitalized in Property, Plant and Equipment for the years 2018, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Other operating income, net

	2018	2017 (*)	2016 (*)
Gain from disposal of farmland and other assets (Note 21)	36,227	—	—
Gain / (Loss) from commodity derivative financial instrument	54,694	40,842	(16,007)
Loss from disposal of other property items	(95)	(986)	(1,255)
Settlement agreement (Note 29)	—	—	8,489
Net gain from fair value adjustment of Investment property	13,409	4,302	14,049
Losses related to energy business	—	(3,247)	—
Others	(3)	2,852	476
	104,232	43,763	5,752

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

9.	Financial results, net

	2018	2017	2016
Finance income:
- Interest income	7,915	11,230	7,671
- Other income	666	514	286
Finance income	8,581	11,744	7,957

Finance costs:
- Interest expense	(51,577)	(52,308)	(48,198)
- Cash flow hedge – transfer from equity (Note 2)	(26,693)	(20,758)	(85,214)
- Foreign exchange losses, net	(183,195)	(38,708)	(19,062)
- Taxes	(3,136)	(3,705)	(2,719)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(3,024)	(2,163)	(5,694)
- Prepayment related expenses (Note 26 - Brazilian subsidiaries)	—	(10,847)	—
- Other expenses	(3,638)	(2,860)	(4,493)
Finance costs	(271,263)	(131,349)	(165,380)
Other financial results - Net gain of inflation effects on the monetary items	81,928	—	—
Total financial results, net	(180,754)	(119,605)	(157,423)

10.	Taxation

Adecoagro is subject to the applicable general tax regulations in Luxembourg.

The Group’s income tax has been calculated on the estimated assessable taxable results for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group are required to calculate their income taxes on a separate basis according to the rules and regulations of the jurisdictions where they operate. Therefore, the Group is not legally permitted to compensate subsidiaries’ losses against subsidiaries’ income. The details of the provision for the Group’s consolidated income tax are as follows:

	2018	2017 (*)	2016 (*)
Current income tax	(2,846)	(13,425)	(21,505)
Deferred income tax	3,870	18,417	8,606
Income tax benefit / (expense)	1,024	4,992	(12,899)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina (i)	30%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	26%

(i) During 2017, the Argentine Government introduced changes in the income tax. The income tax rate will be reduced to 30% for the years 2018 and 2019, and to 25% from 2020 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 and 2019, and 13% from 2020 onwards. Considering 2018 resulted in losses for Argentine subsidiaries, no deferred income tax liability was recognized for future tax dividends.

Deferred tax assets and liabilities of the Group as of December 31, 2018 and 2017, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2018	2017
Deferred income tax asset to be recovered after more than 12 months	76,225	97,992
Deferred income tax asset to be recovered within 12 months	62,626	20,191
Deferred income tax assets	138,851	118,183

Deferred income tax liability to be settled after more than 12 months	(289,158)	(91,742)
Deferred income tax liability to be settled within 12 months	(1,673)	(6,090)
Deferred income tax liability	(290,831)	(97,832)
Deferred income tax (liability) / assets, net	(151,980)	20,351

The gross movement on the deferred income tax account is as follows:

	2018	2017
Beginning of year	20,351	10,354
Tax effect on the opening net book amount for the application of IAS 29	(64,208)	—
Exchange differences	16,878	295
Effect of adoption of fair value valuation for farmlands	(139,223)	—
Others	(970)	—
Tax (charge) relating to cash flow hedge (i)	11,322	(8,715)
Income tax benefit	3,870	18,417
End of year	(151,980)	20,351

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 75,822 for the year ended December 31, 2018 (2017: US$ (565)); net of the reclassification from Equity to Income Statements of US$ (32,305) for the year ended December 31, 2018 (2017: US$ (20,758))

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2017	58,832	13,543	14,122	17,475	103,972
Charged / (credited) to the statement of income	11,411	1,076	3,707	(15,583)	611
Exchange differences	(4,437)	(1,990)	(1,057)	733	(6,751)
At December 31, 2017	65,806	12,629	16,772	2,625	97,832
Charged / (credited) to the statement of income	31,237	2,730	(10,438)	1,570	25,099
Tax effect on the opening net book amount for the application of IAS 29	63,357	—	164	687	64,208
Effect of adoption of fair value valuation for farmlands	139,223	—	—	—	139,223
Exchange differences	(29,040)	(3,405)	(3,032)	(54)	(35,531)
At December 31, 2018	270,583	11,954	3,466	4,828	290,831

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Biological assets	Others	Total
At January 1, 2017	2,431	97,118	5,640	—	9,137	114,326
Charged / (credited) to the statement of income	(705)	11,907	41	—	7,785	19,028
Tax charge relating to cash flow hedge	—	(8,715)	—	—	—	(8,715)
Exchange differences	757	(4,193)		—	(3,020)	(6,456)
At December 31, 2017	2,483	96,117	5,681	—	13,902	118,183
(Credited) / charged to the statement of income	2,003	(10,798)	(379)	4,572	33,571	28,969
Others	—	—	—	—	(970)	(970)
Tax charge relating to cash flow hedge	—	11,322	—	—	—	11,322
Exchange differences	(526)	(16,421)	—	22	(1,728)	(18,653)
At December 31, 2018	3,960	80,220	5,302	4,594	44,775	138,851

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil and Luxembourg do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2018, it is probable that the Group will realize some portion of the deferred tax assets in Brazil and Argentina.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

As of December 31, 2018, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration period
Argentina (1)	83,872	5 years
Brazil	155,124	No expiration date.
Uruguay	4,986	5 years
Luxembourg	28,231	No expiration date.

(1) As of December 31, 2018, the ageing of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2015	17,536
2016	1,565
2017	15,889
2018	48,882

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 1.2 million in respect of losses amounting to US$ 4.7 million that can be carried forward against future taxable income.

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2018	2017 (*)	2016 (*)
Tax calculated at the tax rates applicable to profits in the respective countries	2,956	(3,013)	(7,156)
Non-deductible items	(2,249)	(1,406)	(3,304)
Non-deductible items – changes in estimates on previous year	—	—	(1,182)
Effect of the changes in the statutory income tax rate in Argentina	(1,013)	1,781	—
Unused tax losses	(4,181)	(2,265)	—
Tax losses where no deferred tax asset was recognized	(2,368)	(29)	(569)
Non-taxable income	13,069	2,437	—
Previously unrecognized tax losses now recouped to reduce tax expenses	—	7,595	—
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax	(5,825)	—	—
Others	634	(108)	(688)
Income tax benefit / (expense)	1,023	4,992	(12,899)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 22).

	2018	2017	2016
(Loss) / Profit from operations attributable to equity holders of the Group	(24,622)	13,198	11,568
Weighted average number of shares in issue (thousands)	116,637	120,599	121,421
Basic (loss) / earnings per share from operations	(0.211)	0.109	0.095

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2018, there were 737 thousands (2017: 851 thousands; 2016: 1,658 thousands) share options/restricted units outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2018	2017	2016
(Loss) / Profit from operations attributable to equity holders of the Group	(24,622)	13,198	11,568
Weighted average number of shares in issue (thousands)	116,637	120,599	121,421
Adjustments for:
- Employee share options and restricted units (thousands)	1,198	1,604	1,695
Weighted average number of shares for diluted earnings per share (thousands)	117,835	122,203	123,116
Diluted (loss) / earnings per share from operations	(0.211)	0.108	0.094

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2018 and 2017 were as follows:

	Farmlands (*)	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2017
Cost	122,117	20,907	305,748	633,536	341,666	15,067	21,641	1,460,682
Accumulated depreciation	—	(11,267)	(115,693)	(382,226)	(125,497)	(11,132)	—	(645,815)
Net book amount	122,117	9,640	190,055	251,310	216,169	3,935	21,641	814,867
At December 31, 2017
Opening net book amount	122,117	9,640	190,055	251,310	216,169	3,935	21,641	814,867
Exchange differences	(11,374)	(1,219)	(4,473)	(5,853)	(4,089)	(390)	(2,901)	(30,299)
Additions	—	—	15,495	62,101	84,278	2,351	37,856	202,081
Transfers	—	2,711	12,963	11,183	—	11	(26,868)	—
Disposals	—	—	(162)	(3,913)	—	(40)	—	(4,115)
Reclassification to non-income tax credits (**)	—	—	(205)	(788)	—	—	(93)	(1,086)
Depreciation	—	(2,125)	(20,829)	(67,960)	(57,448)	(1,709)	—	(150,071)
Closing net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377

	Farmlands (*)	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2017
Cost	110,743	22,399	329,366	696,266	421,855	16,999	29,635	1,627,263
Accumulated depreciation	—	(13,392)	(136,522)	(450,186)	(182,945)	(12,841)	—	(795,886)
Net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
Year ended December 31, 2018
Opening net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
Adjustment of opening net book amount for the application of IAS 29	211,328	11,520	22,563	5,181	—	1,140	856	252,588
Exchange differences	(78,858)	(3,310)	(34,195)	(49,222)	(36,504)	1,410	(6,408)	(207,087)
Additions	—	97	13,773	50,759	96,365	2,098	61,829	224,921
Revaluation surplus (Note 33)	545,129	—	—	—	—	—	—	545,129
Reclassification from investment property	3,313	—	—	—	—	—	—	3,313
Transfers	—	2,012	14,264	18,577	—	49	(34,902)	—
Disposals	—	—	(149)	(2,144)	—	(85)	(67)	(2,445)
Disposals of subsidiaries	(11,471)	—	(593)	(17)	(1,667)	—	—	(13,748)
Reclassification to non-income tax credits (**)	—	—	(114)	(422)	—	—	(39)	(575)
Depreciation	—	(3,002)	(19,771)	(63,644)	(64,148)	(2,469)	—	(153,034)
Closing net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
At December 31, 2018
Cost of fair value	780,184	32,718	344,915	718,978	480,049	21,611	50,904	2,429,359
Accumulated depreciation	—	(16,394)	(156,293)	(513,830)	(247,093)	(15,310)	—	(948,920)
Net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (continued)

(**) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2018 and 2017, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Depreciation is calculated using the straight-line method to allocated their cost over the estimated usefull lives. Farmlands are not depreciated.

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years
Bearer plants	6 years - based on productivity

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.
 Since September 2018 the Group changed the accounting policy for its Farmlands (See Note 33 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Farmlands with a total valuation of US$ 785 million as of December 31, 2018, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31, 2018 would have reduced the value of the Farmlands on US$ 78.5 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. If farmlands were stated on the historical cost basis, the amount as of December 31, 2018 would be USD 235 million”.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2018 and 2017.

During the year ended December 31, 2018, borrowing costs of US$ 12,764 (2017:US$ 3,660) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 349,400 as of December 31, 2018 (2017: US$ 265,099).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Investment property

Changes in the Group’s investment property in 2018 and 2017 were as follows:

	2018	2017 (*)
Beginning of the year	42,342	44,581
Net gain from fair value adjustment (Note 8)	13,409	4,302
Reclassification to property, plant and equipment (i)	(3,313)	—
Exchange difference	(11,713)	(6,541)
End of the year	40,725	42,342
Fair value	40,725	42,342
Net book amount	40,725	42,342

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.
(i)       Relates to new contracts with third parties.

Since September 2018 the Group changed the accounting policy for all Investment properties. (See Note 33 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Investment properties with a total valuation of US$ 40.7 million as of December 31, 2018, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31, 2018 would have reduced the value of the Investment properties on US$ 4.1 million, which would impact the line item "Net gain from fair value adjustment ".

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Intangible assets

Changes in the Group’s intangible assets in 2018 and 2017 were as follows:

	Goodwill	Software	Others	Total
At January 1, 2017
Cost	13,405	5,406	2,671	21,482
Accumulated amortization	—	(2,505)	(1,725)	(4,230)
Net book amount	13,405	2,901	946	17,252
Year ended December 31, 2017
Opening net book amount	13,405	2,901	946	17,252
Exchange differences	(993)	(244)	(10)	(1,247)
Additions	—	2,089	34	2,123
Amortization charge (i)	—	(895)	(41)	(936)
Closing net book amount	12,412	3,851	929	17,192
At December 31, 2017
Cost	12,412	7,251	2,695	22,358
Accumulated amortization	—	(3,400)	(1,766)	(5,166)
Net book amount	12,412	3,851	929	17,192
Year ended December 31, 2018
Opening net book amount	12,412	3,851	929	17,192
Adjustment of opening net book amount for the application of IAS 29 (Note 33)	15,554	836	—	16,390
Exchange differences	(6,616)	(1,139)	(20)	(7,775)
Additions	—	3,217	105	3,322
Amortization charge (i)	—	(1,168)	(52)	(1,220)
Closing net book amount	21,350	5,597	962	27,909
At December 31, 2018
Cost	21,350	10,163	2,781	34,294
Accumulated amortization	—	(4,567)	(1,818)	(6,385)
Net book amount	21,350	5,596	963	27,909

(i)
Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2018 and 2017, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets

Changes in the Group’s biological assets in 2018 and 2017 were as follows:

	2018
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	31,745	29,717	9,338	4,016	93,178	167,994
Adjustment of opening net book amount for the application of IAS 29	640	17	—	—	—	657
Increase due to purchases	—	—	—	906	—	906
Initial recognition and changes in fair value of biological assets (i)	28,663	4,125	5,455	(1,198)	(20,850)	16,195
Decrease due to harvest / disposals	(104,941)	(39,578)	(25,800)	(1,278)	(105,536)	(277,133)
Costs incurred during the year	78,984	33,121	23,731	1,769	94,121	231,726
Exchange differences	(7,744)	(10,229)	(2,426)	(1,121)	(13,438)	(34,958)
End of the year	27,347	17,173	10,298	3,094	47,475	105,387

	2017
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	28,189	25,575	6,827	2,433	82,380	145,404
Increase due to purchases	—	—	610	1,084	—	1,694
Initial recognition and changes in fair value of biological assets (i)	17,158	10,236	11,769	267	23,790	63,220
Decrease due to harvest / disposals	(102,734)	(43,842)	(34,569)	(616)	(113,184)	(294,945)
Costs incurred during the year	92,034	39,547	26,002	1,478	101,277	260,338
Exchange differences	(2,902)	(1,799)	(1,301)	(630)	(1,085)	(7,717)
End of the year	31,745	29,717	9,338	4,016	93,178	167,994

(i)       Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 4,257 for the year ended December 31, 2018 (2017: US$ 12,036). In 2018, an amount of US$ 2,414 (2017: US$ 2,830) was attributable to price changes, and an amount of US$ 1,843 (2017: US$ 9,206) was attributable to physical changes.
(ii)Biological assets that are measured at fair value within level 3 of the hierarchy.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

Cost of production as of December 31, 2018:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,710	5,336	3,429	540	9,408	21,423
Depreciation and amortization	147	—	—	—	3,436	3,583
Fertilizers, agrochemicals and seeds	34,961	10,189	—	—	35,016	80,166
Fuel, lubricants and others	811	660	683	60	2,790	5,004
Maintenance and repairs	943	2,349	1,557	287	1,789	6,925
Freights	119	387	80	92	—	678
Contractors and services	23,231	10,571	—	38	5,621	39,461
Feeding expenses	—	—	9,795	146	—	9,941
Veterinary expenses	—	—	1,522	141	—	1,663
Energy power	109	2,432	764	—	—	3,305
Professional fees	165	83	140	4	177	569
Other taxes	1,293	114	8	83	42	1,540
Lease expense and similar arrangements	11,868	174	—	3	34,666	46,711
Others	2,627	826	289	30	1,176	4,948
Subtotal	78,984	33,121	18,267	1,424	94,121	225,917
Own agricultural produce consumed	—	—	5,464	345	—	5,809
Total	78,984	33,121	23,731	1,769	94,121	231,726

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

Cost of production as of December 31, 2017:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,999	7,312	4,762	386	12,224	28,683
Depreciation and amortization	413	—	—	—	5,989	6,402
Fertilizers, agrochemicals and seeds	35,715	10,647	9	—	31,144	77,515
Fuel, lubricants and others	1,075	666	741	64	3,220	5,766
Maintenance and repairs	1,303	2,419	1,912	220	2,329	8,183
Freights	234	500	128	77	—	939
Contractors and services	29,738	14,706	—	30	4,232	48,706
Feeding expenses	—	—	9,585	174	—	9,759
Veterinary expenses	—	—	1,783	148	—	1,931
Energy power	123	1,954	698	—	—	2,775
Professional fees	180	173	220	19	84	676
Other taxes	1,621	156	7	129	91	2,004
Lease expense and similar arrangements	13,057	138	—	—	40,757	53,952
Others	4,576	876	368	122	1,207	7,149
Subtotal	92,034	39,547	20,213	1,369	101,277	254,440
Own agricultural produce consumed	—	—	5,789	109	—	5,898
Total	92,034	39,547	26,002	1,478	101,277	260,338

Biological assets in December 31, 2018 and 2017 were as follows:

	2018	2017
Non-current
Cattle for dairy production (i)	9,859	8,989
Breeding cattle (ii)	1,310	1,984
Other cattle (ii)	101	303
	11,270	11,276
Current
Breeding cattle (iii)	1,683	1,729
Other cattle (iii)	439	349
Sown land – crops (ii)	27,347	31,745
Sown land – rice (ii)	17,173	29,717
Sown land – sugarcane (ii)	47,475	93,178
	94,117	156,718
Total biological assets	105,387	167,994

(i)	Classified as bearer and mature biological assets.

(ii)	Classified as consumable and immature biological assets.

(iii)	Classified as consumable and mature biological assets.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 105,536 for the year ended December 31, 2018 (2017: US$ 113,184).

The following table presents the Group´s biological assets that are measured at fair value at December 31, 2018 and 2017 (see Note 17 to see the description of each fair value level):

	2018				2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	9,859	—	9,859	—	8,989	—	8,989
Breeding cattle	2,993	—	—	2,993	3,713	—	—	3,713
Other cattle	—	540	—	540	—	652	—	652
Sown land – sugarcane	—	—	47,475	47,475	—	—	93,178	93,178
Sown land – crops	—	—	27,347	27,347	—	—	31,745	31,745
Sown land – rice	—	—	17,173	17,173	—	—	29,717	29,717

There were no transfers between any levels during the year.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

The following significant unobservable inputs were used to measure the Group´s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2018	2017
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-700 US$/ha -Harvest costs: 9.0 -15.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-700 US$/ha -Harvest costs: 9.0 -14.0 US$/ton of cane -Leasing costs: 11.4-14.4 tn/ha
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.
- Crops yield: 1.2 – 5.2 tn/ha for Wheat, 2.2 – 9.4  tn/ha for Corn, 1.1 - 4.1 tn/ha for Soybean and 1.5-2.1 for Sunflower
- Commercial Costs: 55-120 US$/ha for Wheat, 85-230 US$/ha for Corn, 55-110 US$/ha for Soybean and 45-80 US$/ha for Sunflower
- Production Costs: 140-460 US$/ha for Wheat, 300-620 US$/ha for Corn, 260-460 US$/ha for Soybean and 220-360 US$/ha for Sunflower

- Crops yield: 1.5 – 5.1 tn/ha for Wheat, 4.0 – 8.0  tn/ha for Corn, 1.4 - 3.4 tn/ha for Soybean and 2.1-3.5 for Sunflower
- Commercial Costs: 50-110 US$/ha for Wheat, 107-300 US$/ha for Corn, 172-176 US$/ha for Soybean and 10-37 US$/ha for Sunflower
- Production Costs: 200-540 US$/ha for Wheat, 230-550 US$/ha for Corn, 250-350 US$/ha for Soybean and 230-350 US$/ha for Sunflower

The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.	-Rice yield: 6.0 -7.4 tn/ha -Commercial Costs: 11-14 US$/ha -Production Costs: 830-1,090 US$/ha	-Rice yield: 5.0 -5.9 tn/ha -Commercial Costs: 3-9 US$/ha -Production Costs: 750-1,000 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

As of December 31, 2018, the impact of a reasonable 10 % increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 7.9 million for sugarcane, US$ 2.8 million for crops and US$ 2.0 million for rice.

As of December 31, 2017, the impact of a reasonable 10 % increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 8.6 million for sugarcane, US$ 1.5 million for crops and US$ 3.4 million for rice.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the years ended December 31, 2018, 2017 and 2016:

		% of ownership interest held
Name of the entity	Country of incorporation and operation	December 31, 2018	December 31, 2017	December 31, 2016
CHS AGRO S.A. (i)	Argentina	50%	50%	50%

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. is a leading farmer-owned energy, grains and foods company based in the United States. The Group holds a 50% interest in CHS AGRO. On October 2014, CHS AGRO finished its sunflower processing plant in the city of Pehuajo, Province of Buenos Aires, Argentina.

The following amounts represent the assets (including goodwill) and liabilities, and income and expenses of the joint ventures:

	2018	2017
Assets:
Non-current assets	9,860	7,931
Current assets	6,710	8,882
	16,570	16,813
Liabilities:
Non-current liabilities	25,949	22,002
Current liabilities	18,622	19,197
	44,571	41,199
Net liabilities of joint venture	(28,001)	(24,386)

	2018	2017	2016
Income	9,305	14,879	9,390
Expenses	(31,989)	(22,657)	(16,048)
Loss before income tax	(22,684)	(7,778)	(6,658)

The shares in the joint ventures were not publicly traded for any of the years presented.

There are no contingent liabilities relating to the Group’s interest in the joint ventures, and no contingent liabilities of the ventures themselves.

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

The Group guarantees some financial debt of CHS AGRO for an amount of $9.8 million.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category

The Group classified its financial assets in the following categories:

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly derivative financial instruments.

(b) Financial assets at amortized cost.

Financial assets at amortized cost, namely loans and receivables, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. There was no reclassification between categories for the adoption of IFRS 9 (see Note 33).

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2018
Assets as per statement of financial position
Trade and other receivables	91,183	—	91,183	106,323	197,506
Derivative financial instruments	—	6,286	6,286	—	6,286
Cash and cash equivalents	273,635	—	273,635	—	273,635
Total	364,818	6,286	371,104	106,323	477,427

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	96,167	96,167	10,270	106,437
Borrowings (excluding finance lease liabilities) (i)	—	861,521	861,521	—	861,521
Finance leases	—	595	595	—	595
Derivative financial instruments (i)	283	—	283	—	283
Total	283	958,283	958,566	10,270	968,836

(i)    Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (continued)

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2017
Assets as per statement of financial position
Trade and other receivables	68,869	—	68,869	103,345	172,214
Derivative financial instruments	—	4,483	4,483	—	4,483
Cash and cash equivalents	269,195	—	269,195	—	269,195
Total	338,064	4,483	342,547	103,345	445,892

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	86,066	86,066	13,184	99,250
Borrowings (excluding finance lease liabilities) (i)	—	817,853	817,853	—	817,853
Finance leases	—	105	105	—	105
Derivative financial instruments (i)	552	—	552	—	552
Total	552	904,024	904,576	13,184	917,760

(i)    Effective July 1, 2013,the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 2).

Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 26.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset at amortized cost	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
December 31, 2018
Interest income (i)	7,915	—	—	7,915
Interest expense (i)	(35,794)	—	(15,783)	(51,577)
Foreign exchange gains / (losses) (i)	(108,936)	(41,218)	(33,041)	(183,195)
Gain from derivative financial instruments (ii)	—	51,670	—	51,670
Net result	(136,815)	10,452	(48,824)	(175,187)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (continued)

	Financial assets at amortized cost	Assets/ liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
December 31, 2017
Interest income (i)	11,230	—	—	11,230
Interest expense (i)	(41,968)	—	(10,340)	(52,308)
Foreign exchange gains/ (losses) (i)	(15,634)	(9,402)	(13,672)	(38,708)
Loss from derivative financial instruments (ii)	—	38,679	—	38,679
Net result	(46,372)	29,277	(24,012)	(41,107)

(i)	Included in “Financial Results, net” in the statement of income.

(ii)	Included in “Other operating income, net” and “Financial Results, net” in the statement of income.

Determining fair values

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 13. This valuation hierarchy provides for three levels. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The level in the fair value hierarchy is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2018 and 2017, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The Group does not have financial instruments allocated to this level for any of the years presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2018 and 2017 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2018	6,286	—	6,286
Derivative financial instruments	2017	4,463	20	4,483

Liabilities
Derivative financial instruments	2018	(254)	(29)	(283)
Derivative financial instruments	2017	(498)	(54)	(552)

There were no transfers within level 1 and 2 during the years ended December 31, 2018 and 2017.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	5,790

Options	Quoted price	—	—	1	242

NDF	Quoted price	Foreign-exchange curve.	Present value method	2	(29)
					6,003

18.	Trade and other receivables, net

	2018	2017
Non-current
Trade receivables	—	6,597
Trade receivables	—	6,597
Advances to suppliers	2,343	2,363
Income tax credits	4,429	6,955
Non-income tax credits (i)	15,998	1,863
Judicial deposits	2,908	3,191
Receivable from disposal of subsidiary (Note 21)	10,944	—
Other receivables	2,198	1,138
Non-current portion	38,820	22,107
Current
Trade receivables	60,167	43,078
Receivables from related parties (Note 31)	8,337	10,218
Less: Allowance for trade receivables	(2,503)	(1,002)
Trade receivables – net	66,001	52,294
Prepaid expenses	9,396	11,565
Advances to suppliers	43,365	36,497
Income tax credits	2,560	2,046
Non-income tax credits (i)	28,232	38,865
Receivable from disposal of subsidiary (Note 21)	3,709	—
Cash collateral	1,505	380
Receivables from related parties (Note 31)	324	176
Other receivables	3,594	8,284
Subtotal	92,685	97,813
Current portion	158,686	150,107
Total trade and other receivables, net	197,506	172,214

(i) Includes US$ 575 (2017: 1,086) reclassified from Property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2018	2017
Currency
US Dollar	52,342	50,400
Argentine Peso	42,896	48,911
Uruguayan Peso	534	415
Brazilian Reais	101,734	72,488
	197,506	172,214

As of December 31, 2018 trade receivables of US$ 9,509 (2017: US$ 5,052) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 1,167 and US$ 318 are over 6 months in December 31, 2018 and 2017, respectively.

Since January 1, 2018, for trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 33.1 (i) for further details.

Until December 31, 2017 the Group recognized an allowance for trade receivables when there was objective evidence that the Group would not be able to collect all amounts due according to the original terms of the receivables.

Delinquency in payments was an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	2018	2017	2016
At January 1	1,002	643	481
Charge of the year	2,468	758	387
Unused amounts reversed	(237)	(133)	(178)
Used during the year	(281)	(193)	—
Exchange differences	(449)	(73)	(47)
At December 31	2,503	1,002	643

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2018, approximately 55% (2017: 89%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 24 well-known multinational companies with good credit quality standing, including but not limited to Raizen Combustiveis S.A., Camara de Comercializacao de Energia Electrica CCEE, Establecimientos Las Marias SACIFA, Cofco Resources S.A., Granar S.A., Rodoil Distribuidora de Combustiveis LTDA, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2018 and 2017 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables, net (continued)

New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

19.	Inventories

	2018	2017
Raw materials	48,140	46,836
Finished goods (Note 5) (1)	79,758	61,888
Others	204	195
	128,102	108,919

(1) Finished goods of Crops reportable segment are valued at fair value.

20.	Cash and cash equivalents

	2018	2017
Cash at bank and on hand	197,544	118,358
Short-term bank deposits	76,091	150,837
	273,635	269,195

21.	Disposals

Year Ended December 31, 2018

In May 2018, the Group completed the sale of Q45 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the  Rio De Janeiro Farm, for a selling price of US$ 34 million (Reais 120 million), which was fully collected as of the date of these financial statements. This transaction resulted in a gain of US$ 22 million included in “Other operating income, net” under the line item “Gain from the sale of farmland and other assets”.

In June 2018, the Group completed the sale of Q43 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Conquista Farm, for a selling price of US$ 18.4 million (Reais 68 million), of which US$ 2.0 million (Reais 7.5 million) has already been collected and the balance will be collected in four annual installments starting in June 2019. This transaction resulted in a gain of US$ 14 million, included in “Other operating income, net” under the line item “Gain from the sale of farmland and other assets”

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2016	122,382	1,121,247
Employee share options exercised (Note 23) (1)	—	438
Restricted shares and units vested (Note 23)	—	3,225
Purchase of own shares	—	(4,087)
At December 31,2016	122,382	1,120,823
Employee share options exercised (Note 23) (1)	—	50
Restricted shares and units vested (Note 23)	—	4,149
Purchase of own shares	—	(32,515)
At December 31,2017	122,382	1,092,507
Restricted shares units vested (Note 23)	—	4,775
Purchase of own shares	—	(13,206)
At December 31,2018	122,382	1,084,076

(1)	Treasury shares were used to settle these options and units.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 14, 2018, the Board of Directors approved the extension of the program for an additional twelve-month period, ending September 23, 2019.

Repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice.

As of December 31, 2018, the Company repurchased 8,421,549 shares under this program, of which 2,598,423 have been applied to some exercise of the Company’s stock option plan and restricted stock units plan. In 2018, 2017 and 2016 the Company repurchased shares for an amount of US$ 15,725; US$ 38,367 and US$ 4,772, respectively. The outstanding treasury shares as of December 31, 2018 totaled 5,826,116.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group's subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique.

As of the date of these financial statements all options has already been vested and expensed.

The Adecoagro/ IFH 2004 Stock Incentive Option Plan was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options are exercisable over a ten-year period. In May 2014 this period was extended for another ten year-period.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2018		2017		2016
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,634	6.66	1,641	6.67	1,696
Exercised	—	—	5.83	(7)	6.96	(55)
At December 31	6.66	1,634	6.66	1,634	6.66	1,641

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2018	2017	2016
May 1, 2024	5.83	496	496	495
May 1, 2025	5.83	452	452	452
January 1, 2026	5.83	142	142	150
February 16, 2026	7.11	103	103	103
October 1, 2026	8.62	441	441	441

(i) On May 2014, the Board of directors decided to extend the expired date of the Plan.

The Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan was effectively established in late 2007 and is administered by the Compensation Committee of the Company. Options are exercisable over a ten-year period.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled unit-based payments (continued)

	2018		2017		2016
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.31	851	13.07	1,658	13.07	1,701
Forfeited	13.27	(11)	13.40	(4)	12.98	(43)
Expired	12.82	(103)	12.82	(803)	—	—
At December 31	13.37	737	13.31	851	13.07	1,658

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date:		2018	2017	2016
From Nov 13, 2017 to Aug 25, 2018	12.82	—	105	908
January 30, 2019	13.40	595	595	595
June 1, 2019	12.82	3	3	3
November 1, 2019	13.40	11	11	11
From Jan 30, 2020 to Sep 1, 2020	13.40	97	106	110
From Jan 30, 2020 to Sep 1, 2020	12.82	31	31	31

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2018	2,371
2017	2,485
2016	3,299

(b)	Restricted Stock Unit Plan

The Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 3,982,658, of which 3,896,809 have already been granted and 976,234 will be vested on future periods. The maximum numbers of ordinary shares is revised annually.

At December 31, 2018, the Group recognized compensation expense US$ 4.9 million related to the restricted stock units granted under the Restricted Share Plan (2017: US$ 5.6 million and 2016: US$ 4.8 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled unit-based payments (continued)

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2016	May 15, 2016	Apr 1, 2017	May 15, 2017	Apr 1, 2018	May 15, 2018
Fair value	12.63	12.52	11.88	12.14	8.43	9.10
Possibility of ceasing employment before vesting	—%	—%	—%	—%	—%	—%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted stock units (thousands)	Restricted stock units (thousands)	Restricted stock units (thousands)
	2018	2017	2016
At January 1	969	1,000	1,018
Granted (1)	530	488	464
Forfeited	(25)	(29)	(29)
Vested	(498)	(490)	(453)
At December 31	976	969	1,000

(1) Approved by the Board of Directors of March 13, 2018 and the Shareholders Meeting of April 18, 2018.

24.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$ 3,664 as of December 31, 2018 (2017: US$ 4,139) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2018, but the Company has distributable reserves in excess of US$ 918,131.

In the other reserves line, it is included the benefit that the Company  has regarding ICMS  conceded by the government of the Estate of Mato Grosso do Sul. In accordance with the Complementary Law 160/17, grants related to ICMS, conceded by any Estate of Brazil, were considered as Investments Grants. This investment grants will not be computed to calculate income tax, since they were accounted as an Equity Reserve. This reserve cannot be distribute, unless income tax is paid on the reserve.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Trade and other payables

	2018	2017
Non-current
Payable from acquisition of property, plant and equipment (i)	—	521
Other payables	211	306
	211	827
Current
Trade payables	94,483	82,824
Advances from customers	3,813	6,722
Amounts due to related parties (Note 31)	354	628
Taxes payable	6,457	6,462
Other payables	1,119	1,787
	106,226	98,423
Total trade and other payables	106,437	99,250

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings

	2018	2017
Non-current
Senior Notes	496,118	495,707
Bank borrowings	221,971	167,315
Obligations under finance leases	395	38
	718,484	663,060
Current
Senior Notes	8,250	8,250
Bank overdrafts	2,320	6,214
Bank borrowings	132,862	140,367
Obligations under finance leases	200	67
	143,632	154,898
Total borrowings	862,116	817,958

As of December 31, 2018, total bank borrowings include collateralized liabilities of US$ 87,738 (2017: US$ 136,322). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 495.7 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of the Issue Date, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. During 2018 and 2017 the Group was in compliance with these financial covenants.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings (continued)

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	2018	2017
Fixed rate:
Less than 1 year	105,708	132,998
Between 1 and 2 years	16,287	35,762
Between 2 and 3 years	25,704	20,097
Between 3 and 4 years	43,507	20,130
Between 4 and 5 years	26,415	16,310
More than 5 years	505,456	495,754
	723,077	721,051
Variable rate:
Less than 1 year	37,724	21,833
Between 1 and 2 years	17,278	22,871
Between 2 and 3 years	29,861	17,945
Between 3 and 4 years	22,886	18,215
Between 4 and 5 years	18,251	11,164
More than 5 years	12,444	4,774
	138,444	96,802
	861,521	817,853

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2019 and September 2024 and bear either fixed interest rates ranging from 2.5% to 7.95% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 6.89% to 12.03% per annum. At December 31, 2018 LIBOR (six months) was 2.88% (2017: 1.84%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2019 and June 2024 and bear either fixed interest rates ranging from 4.50% and 7.00% per annum for those borrowings denominated in US dollar, and a fixed interest rate at 62.00% per annum for those borrowings denominated in Argentine pesos.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2018			2017
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	72.7	18.8	27.6	November 2022	2.94% minus 15% of performance bonus
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	12.1	3.1	7.6	December 2022	2.50%
Banco do Brasil / Itaú BBA Finem Loan (3)	September 2013	R$	273.0	R$	147.1	38.0	53.4	January 2023	6.83%
BNDES Finem Loan (4)	November 2013	R$	215.0	R$	110.8	28.6	41.4	January 2023	3.75%
Tokyo-Mitsubishi (5)	August 2016	USD	30.0		—	8.6	30.0	August 2019	6.35%
ING Bank N.V. (6)	October 2018	USD	75.0		-	75.0	-	October 2023	6.33%

(1)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(2)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(3)
Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) liens over the Ivinhema mill and equipment; and (iv) long term power purchase agreements (PPA).

(4)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

(5)	Collateralized by sales contracts.

(6)	Collateralized by sales contracts.

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

During 2018 and 2017 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2018	2017
		(In millions)	(In millions)	(In millions)
IFC Tranche A (1)	Dec-16	US$25.00	US$22.70	US$24.67	Sep-21	4.3% per annum
IFC Tranche B (1)	Dec-16	US$25.00	US$21.40	US$24.93	Sep-23	4% plus LIBOR
Rabobank (2)	Jun-18	US$50.00	US$50.00	—	Jun-24	3% plus LIBOR

(1) Collateralized by a US$ 113 million mortgage over Carmen farm, which is property of Adeco Agropecuaria S.A.

(2) Collateralized by the pledged of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. y Bañado del Salado S.A.

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings (continued)

During 2018 and 2017 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 460 million and US$ 497 million , 91.91% and 99.49% of the nominal amount.

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

Evolution of the Group's borrowings as December 31, 2018 and 2017 is as follow:

	2018	2017
Amount at the beginning of the year	817,958	635,396
Issuance of senior notes	—	495,678
Proceeds from long term borrowings	45,536	232,432
Payments of long term borrowings	(124,349)	(602,700)
Proceeds from short term borrowings	318,108	106,730
Payments of short term borrowings	(190,630)	(64,786)
Payments of interest (1).	(47,401)	(39,118)
Accrued interest	61,186	51,005
Exchange differences, inflation and translation, net	(19,506)	(4,588)
Others	1,214	7,909
Amount at the end of the year	862,116	817,958

(1): Excludes payment of interest related to trade and other payables.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Payroll and social security liabilities

	2018	2017
Non-current
Social security payable	1,219	1,240
	1,219	1,240
Current
Salaries payable	8,841	6,199
Social security payable	3,112	3,702
Provision for vacations	9,770	12,323
Provision for bonuses	4,255	5,043
	25,978	27,267
Total payroll and social security liabilities	27,197	28,507

28.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2017	3,857	32	3,889
Additions	4,750	—	4,750
Used during year	(3,754)	(25)	(3,779)
Exchange differences	(15)	(2)	(17)
At December 31, 2017	4,838	5	4,843
Additions	1,147	—	1,147
Used during year	(1,379)	—	(1,379)
Exchange differences	(986)	—	(986)
At December 31, 2018	3,620	5	3,625

Analysis of total provisions:

	2018	2017
Non current	3,296	4,078
Current	329	765
	3,625	4,843

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 23.1 million and US$ 21.0 million as of December 31, 2018 and 2017, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 11.9 million for the year ended December 31, 2018 (2017: US$ 14.0 million; 2016: US$ 6.8 million). Lease expense is capitalized as part of biological assets.

The Group also leases various offices and machinery under cancellable operating lease agreements which involve no significant amount.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2018	2017
No later than 1 year	9,082	7,841
Later than 1 year and no later than 5 years	426	1,234
	9,508	9,075

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 6 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 34.6 million for the year ended December 31, 2018 (2017: US$ 41.10 million; 2016: US$ 38.5 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. Obligations under finance leasing totals US$ 595 and US$ 105 as of December 31, 2018 and 2017, respectively.

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland, classified as investment property. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales goods and services rendered”:

	2018	2017	2016
Rental income	643	771	984

The future minimum rental payments receivable under cancellable leases are as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.	Disclosure of leases and similar arrangements (continued)

	2018	2017
No later than 1 year	32	504
Later than 1 year and no later than 5 years	306	1,014
	338	1,518

On September 2013, Marfrig Argentina S.A. (“Marfrig Argentina”), the Argentine subsidiary of the Brazilian company Marfrig Alimentos S.A. (“Marfrig Alimentos"), unilaterally early terminated the lease agreements for grazing land entered into with the Group on December 2009. The termination of the lease agreements was effective in the fourth quarter of 2013, and on April 2014, the Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos claiming unpaid invoices for US$ 0.5 million and indemnification for early termination. On September 2016, the Parties settled the arbitration proceedings in the amount of US$ 9 million. As of December 31, 2016 the Group collected US$ 7 million and as of that date of this financial statements the Group collected the full amount.

This settlement, net of the unpaid invoices and other expenses resulted in an income of US$ 8.5 million reflected in the line item "Other operating income, net" as of December 31, 2016.

Finance leases:

The Group does not act as a lessor in connection with finance leases.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2018 and 2017:

			2018	2017
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.94%	99.94%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Simoneta S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(e)	Argentina	—	—
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema Ltda. ("AVI")	(b)	Brazil	—	—
Adecoagro Commodities Ltda.	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Agroglobal S.A. (f.k.a. Adecoagro Uruguay S.A.)	(a)	Uruguay	—	—
Holdings companies:
Adeco Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	(d)	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.C.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

(a) Mainly crops, rice, cattle and others.

(b) Mainly sugarcane, ethanol and energy.

(c) Comprised by (1) wholly owned subsidiaries: Kadesh Hispania S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Seward S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Peak City S.L.U.; Global Neimoidia S.L.U. and 51% controlled subsidiaries (see note 21): Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U.Global Hisingen S.L.U.

(d) The continuer from the merger between Adecoagro LP and International Farmland Holdings LP.

(e) Mainly dairy

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies (continued)

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

31.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2018	2017	2016	2018	2017

Mario Jorge de Lemos Vieira / Cia Agropecuaria Monte Alegre / Alfenas Agricola Ltda / Marcelo Weyland Barbosa Vieira / Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(2,279)	(3,326)	(42)	—	—
		Receivables from related parties (Note 18)	—	—	—	324	176
		Payables (Note 25)	—	—	—	(160)	(367)

Directors and senior management	Employment	Compensation selected employees	(7,122)	(7,040)	(5,213)	(16,353)	(17,985)

CHS Agro	Joint venture	Receivables from related parties (Note 18) (iii)	—	—	—	8,337	10,218
		Payables (Note 25)	—	—	—	(194)	(261)
		Sales of goods	456	2,487	372	—	—
		Services	210	88	87	—	—
		Interest income	242	308	326	—	—

(i)	Shareholders of the Company.

(ii)	Relates to agriculture partnership agreements (“parceria”).

(iii)	It includes US$ 8 million of a loan that accruing a 3% interest rate per year with the final maturity in 2022.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a)Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. When farmlands are used for single activities (i.e. crops), these are considered as one CGU. When farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. Generally, each separate farmland within Argentina and Uruguay are treated as single CGUs, while in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of 39 CGUs as of September 30, 2018 and 39 CGUs as of September 30, 2017.

As of September 30, 2018 and 2017, there were no impairment indicators on the Company’s long lived assets. Therefore, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2018 and 2017:

As of September 30, 2018, the Group identified 11 CGUs in Argentina and Uruguay (2017: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Critical accounting estimates and judgments (continued)

applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 11 CGUs (2017: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2018	September 30, 2017
La Carolina / Crops / Argentina	112	35
La Carolina / Cattle / Argentina	38	12
El Orden/ Crops / Argentina	170	53
El Orden/ Cattle / Argentina	14	4
La Guarida / Crops / Argentina	1,149	358
La Guarida / Cattle / Argentina	937	292
Los Guayacanes / Crops / Argentina	1,449	452
Doña Marina / Rice / Argentina	3,385	1,595
Huelen / Crops / Argentina	3,369	1,787
El Colorado / Crops / Argentina	1,484	787
El Colorado / Cattle / Argentina	216	115
Closing net book value of goodwill allocated to CGUs tested (Note 14)	12,323	5,490
Closing net book value of PPE items and other assets allocated to CGUs tested	179,545	34,668
Total assets allocated to CGUs tested	191,868	40,158

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2018 and 2017.

CGUs tested based on a value-in-use model at September 30, 2018 and 2017:

As of September 30, 2018, the Group identified 2 CGUs (2017: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Critical accounting estimates and judgments (continued)

Key Assumptions	September 30, 2018	September 30, 2017
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Cover 7 years for AVI	Cover 7 years for AVI
Yield average growth rates	0-1%	0-1%
Future pricing increases	0.11% per annum	1.13% per annum
Future cost increases	3.11% per annum	0.09% per annum
Discount rates	8.4%	7.6%
Perpetuity growth rate	2.0%	2.0%

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2018	September 30, 2017
AVI / Sugar, Ethanol and Energy	3,966	5,012
UMA / Sugar, Ethanol and Energy	2,107	2,622
Closing net book value of goodwill allocated to CGUs tested (Note 14)	6,073	7,634
Closing net book value of PPE items and other assets allocated to CGUs tested	618,818	719,558
Total assets allocated to 3 CGUs tested	624,891	727,192

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2018 and 2017.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

As of December 31, 2018, the Group determined that there is no indicators of impairment.

(b) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 33.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Critical accounting estimates and judgments (continued)

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value (see Note 15).

(c) Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

(d) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment (see Note 10 for details).

(e) Fair value for Farmlands and Investment property

Property, plant and equipment

Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. The valuation is determined using sales Comparison Approach. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3) (see Note 12).

Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.    Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Financial reporting in a hyperinflation economy

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.

Considering the a significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. It is agreed that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 and that as from July 1, 2018, it will apply IAS 29 as from that date in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

Financial statements of a foreign entity with a functional currency of a country that has a highly inflationary economy, are restated to reflect changes in the general price level or index in that country before translation into US Dollars. In adjusting for hyperinflation, a general price index is applied to all non-monetary items in the financial statements (including equity) and the resulting gain or loss, which is the gain or loss on the entity's net monetary position, is recognized in the income statement. Monetary items in the closing statement of financial position are not adjusted. The Group treated all Argentine subsidiaries as a hyperinflationary economy as all of them have argentine peso as functional currency. The results and financial position of all foreign entities with a functional currency of a country that has a highly inflationary economy are translated at closing rates after the restatement for changes in the general purchasing power argentine peso.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.477.

The main procedures for the above-mentioned adjustment are as follows:

•Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.

•All items in the income statement are restated by applying the relevant conversion factors. The company has elected not to segregate the impact of inflation over financial results.

•The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results" (Note 9).

•The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33	Summary of significant accounting policies (continued)

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

33.1	Basis of preparation and presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied.

The consolidated financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, biological assets and agricultural produce at the point of harvest and farmlands measured at fair value.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 32.

Description of accounting policies changed during the period.

During the period ended September 30, 2018, the group has adopted the revaluation model for its Farmlands within Property, plant and equipment. Previously, the Company valued all these group of assets under the cost model. These amendments have resulted in an increase of Property, plant and equipment of US$ 545 million. This higher valuation resulted in an increase of the deferred tax liability of US$ 139 million. This change in accordance with IAS 16 is applied prospectively.

The Company also adopted the revaluation model for its Investment property. The higher valuation resulted in an increase in Retained earning of US$ 45 million; an increase in Investment property of US$ 40 million as of December 31, 2017and an increase in Deferred tax liability of US$ 12 million. This change was applied retrospectively, in accordance with IAS 8. Consequently, prior year figures have been recast, as shown below:

Balance sheet

	31 December 2016 (Previously stated)	Increase/ (Decrease)	31 December 2016 (Recast)	31 December 2017 (Previously stated)	Increase/ (Decrease)	31 December 2017 (Recast)
Property, plant and equipment (*)	802,608	12,259	814,867	820,931	10,446	831,377
Investment property	2,666	41,915	44,581	2,271	40,071	42,342
Deferred tax assets	38,586	(13,543)	25,043	43,437	(12,629)	30,808
Total assets	1,455,766	40,631	1,496,397	1,607,201	37,888	1,645,089

Retained earnings	50,998	41,999	92,997	60,984	45,225	106,209
Cumulative Translation Adjustment	(527,364)	(5,756)	(533,120)	(541,545)	(11,059)	(552,604)
Non-controlling interest	7,582	4,388	11,970	5,417	3,722	9,139
Total equity	671,673	40,631	712,304	645,131	37,888	683,019

(*) Property, plant and equipment was impacted due to a transfer from Investment property to Property plant and equipment ocurred in 2016.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.1    Basis of preparation and presentation (continued)

Profit and Loss

	December 31, 2017	Increase/ (Decrease)	December 31, 2017 (recast)	December 31, 2016	Increase/ (Decrease)	December 31, 2016 (recast)
Other operating income	39,461	4,302	43,763	(8,297)	14,049	5,752
Profit / (Loss) before income tax	5,681	4,302	9,983	13,126	14,049	27,175
Income tax (expense) / benefit	6,068	(1,076)	4,992	(9,387)	(3,512)	(12,899)
Profit / (Loss) for the year	11,749	3,226	14,975	3,739	10,537	14,276
Basic earnings per share	0.083	0.026	0.109	0.017	0.078	0.095
Diluted earnings per share	0.082	0.026	0.108	0.017	0.077	0.094

The Company considers these changes better reflects the current value of its Farmlands and Investments properties; and therefore provides more relevant information to management, users of the Financial Statements and others.

(a) New and amended standards adopted by the Group:

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

–IFRS 9 Financial Instruments, and
–IFRS 15 Revenue from Contracts with Customers.

The impact of adopting IFRS 15 and IFRS 9 was not significant and therefore no cumulative effect upon adoption was recorded. The adoption of IFRS 15 was made by the modified retrospective method.

In accordance with the transitional provisions of IFRS 9, comparative figures have not been restated.

(b) Impact of standards issued but not yet applied by the Group

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group with closer adoption:

In January 2016, the IASB finished its long-standing project on lease accounting and published IFRS 16, "Leases", which replaces the current guidance in IAS 17. This will require far-reaching changes in accounting by leases in particular. The standard applies to annual periods beginning on or after 1 January 2019.

The Company’s management is currently evaluating the potential impact of our pending adoption of the new standard on our consolidated financial statements.

33.2	Scope of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the net income of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date that control commences and deconsolidated from the date that control ceases.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.2	Scope of consolidation (continued)

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d) Joint arrangements

Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures and value them under the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income, respectively. When the share of losses of an investee equals or exceeds the carrying amount of an investment the Group discontinue applying the equity method, the investment is reduced to zero and does not record additional losses. If the investee subsequently reports net income, the Group would resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.3	Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker (the Management Committee in the case of the Company)

33.4	Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars, which is the Group’s presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, in the line Item “Finance income” or “Finance cost”, as appropriate.

(c) Group companies

The results and financial position of Group entities (except those that has the currency of a hyper-inflationary economy - Argentine subsidiaries) (see Note 33) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•
income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

33.5	Property, plant and equipment

Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. All other property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition. Under the definition of Property plant and equipment is included the bearer plants, such as sugarcane and coffee trees.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income when they are incurred.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.5    Property, plant and equipment (continued)

The depreciation methods and periods used by the group are disclosed in Note 12.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the consolidated statement of income.

33.6	Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. net of any impairment losses if any. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net.

33.7	Leases

The Group classifies its leases at the inception as finance or operating leases. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included as “Borrowings”

33.8	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill on acquisition is initially measured at cost. being the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. It is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment (see Note 32 (a)). Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 33.10).

33.9	Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses, if any. These intangible assets comprise trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

33.10	Impairment of assets

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset may in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.10    Impairment of assets (continued)

in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 32 (a) for details).

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and other intangible assets which have finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, that carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

33.11	Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane, coffee and livestock (growing herd and cattle for dairy production).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for dairy production. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.11	Biological assets (continued)

Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of the agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:

•	Growing crops:

Growing crops, for which biological growth is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets

The fair value of growing crops excluding sugarcane and coffee is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•	Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs in the markets where the Group operates.

•	Coffee:

The agricultural produce growing on the coffee trees, are biological assets, and are valued at fair value less cost to sell. Projected costs include maintenance, pruning, land leasing, harvesting and coffee treatment. These estimates are discounted at an appropriate discount rate.

•	Sugarcane:

Sugarcane planting costs form part of Property plant and equipment. The agricultural produce growing on sugarcane is classified as biological assets and are measured at fair value less cost to sell. The fair value of agricultural produce growing on sugarcane depends on the variety, location and maturity of the plantation.

Agricultural produce growing in the Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on the agricultural produce growing in the sugarcane consists mainly of labor, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance and land leasing among others. These estimates are discounted at an appropriate discount rate.

33.12	Inventories

Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) are measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.12	Inventories (continued)

in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

33.13	Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and at amortized cost, namely loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition (see Note 17).

(a) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 33.15.

(b) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. This right must not be contingent on future events and must be enforceable in any case.

33.14	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.14    Derivative financial instruments and hedging activities (continued)

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. The method of recognizing gains or losses on derivatives depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’. The Group designates certain derivatives as hedges of the foreign currency risk associated with highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the instruments that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The effective portion of the gain or loss on the instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within "Finance income” or “Finance cost”, as appropriate.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion is recognized in the statement of income within "Finance income” or “Finance cost”, as appropriate.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

33.15	Trade and other receivables and trade and other payables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In the case of receivables, less allowance for trade receivables.

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

33.16	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

33.17	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.18	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

33.19	Onerous contracts

The Group enters into contracts, which require the Group to sell commodities in accordance with the Group's expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

33.20	Current and deferred income tax

The Group’s tax benefit or expense for each year comprises the charge for current tax payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) effective in the countries where the Group’s subsidiaries operate and generate taxable income.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

33.21    Revenue recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.21    Revenue recognition (continued)

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control  vary depending on the individual terms of the contract of sale. Revenues are recognised when control of the products has transferred, being when the products are delivered to the customer, having this full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 10-year power agreement for the sale of electricity which expires in 2018. The delivery period starts in May and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year, these two agreements will expire in 2024 and 2025, respectively. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

33.22	Farmlands sales

The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.

Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.

33.23	Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations, or a subsidiary acquired exclusively with a view to resale, it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.24	Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

33.25	Equity-settled share-based payments

The Group issues equity settled share-based payments to certain directors, senior management and employees. Options under the awards were measured at fair value at the date of grant. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

33.26	Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

34.	Events occurring after the reporting period

▪Acquisitions

In January 2019, the Company acquired from CHS Argentina, the 50% of CHS Agro S.A. After this acquisition, we own 100% the CHS Agro S.A. Afterwards, the name of the Company changed to Girasoles del Plata S.A. The consideration for this operation was negligible.

In January 2019, the Company acquired 100% of Olam Alimentos S.A. which main asset is a peanuts  processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.)  from Olam Argentina S.A. and Olam International Ltd.  for a total consideration of USD 10 millions; which payment was agreed to make in 3 annual instalments. The first payment was made on the closing date.

In February 2019, the Company acquired two dairy facilities from SanCor, one in Chivilcoy, Province of Buenos Aires, which process fluid milk and an other one in Morteros, Province of Cordoba, which produces powder milk and cheese. Together with this 2 plants, we acquired the brands Las Tres Niñas and Angelita. The total consideration for this operations was USD 47 million, which has already been disbursed.

The Company is currently evaluating the impacts of the precedent transactions.

▪Disposals

In January 2019, the Group completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 0.8 million (Reais 2.9 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019. This transaction resulted in a gain of US$ 9.3 million, that wiill be shown in the line “Other operating income, net” under the line item “Gain from the sale of farmland and other assets”.

The accompanying notes are an integral part of these consolidated financial statements.